UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 12, 2022

Decarbonization Plus Acquisition Corporation II

(Exact name of registrant as specified in its charter)

Delaware	001-40000	85-4197795
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2744 Sand Hill Road, Suite 100 Menlo Park, CA	94025
(Address of Principal Executive Offices)	(Zip Code)

(212) 993-0076

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one warrant	DCRNU	Nasdaq Capital Market
Class A common stock, par value $0.0001 per share	DCRN	Nasdaq Capital Market
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	DCRNW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure

On January 12, 2022, Decarbonization Plus Acquisition Corporation II (the “Company”) and Tritium Holdings Pty Ltd, an Australian proprietary company limited by shares (“Tritium”), issued a joint press release announcing the Backstop Commitment (as defined below) and the waiver of the minimum cash condition discussed under Item 8.01 hereto. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference. Such exhibit and the information set forth therein will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Item 8.01	Other Events

As previously announced, on May 25, 2021, the Company, Tritium, Tritium DCFC Limited, an Australian public company limited by shares (“NewCo”), and Hulk Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of NewCo (“Merger Sub”), entered into a Business Combination Agreement, as amended on July 27, 2021 by the First Amendment to the Business Combination Agreement (the “Business Combination Agreement” and the transactions contemplated thereby, the “Business Combination”).

Waiver of the Minimum Cash Condition

Under the terms of the Business Combination Agreement, it is a condition precedent to the respective obligations of Tritium, NewCo and Merger Sub to consummate the Business Combination that, as of the closing of the Business Combination (the “Closing”), the amount of funds contained in the Company’s trust account (the “Trust Account”) (net of the aggregate amount of cash proceeds required to satisfy any exercise by the Company’s shareholders of their redemption rights and net of the Company’s fees and expenses incurred in connection with the Business Combination) plus the amount of cash proceeds to NewCo resulting from any private placements of ordinary shares in the capital of NewCo (“NewCo Ordinary Shares”) consummated in connection with the Closing be at least $200,000,000. In connection with the Business Combination, Tritium, NewCo and Merger Sub have waived such condition precedent.

The Closing is expected to occur on January 13, 2022. After the Closing and if the Post-Closing Financing (as defined below) is consummated, NewCo is expected to have a cash balance of approximately $120 million, after taking into account (i) approximately $8 million cash held by Tritium as at December 31, 2021; (ii) receipt of the funds remaining in the Trust Account after making payments due to the Company’s shareholders that exercise their redemption rights; (iii) payment of approximately $8 million of the parties’ fees and expenses related to the Business Combination due at Closing; (iv) receipt of $15 million of proceeds from the previously announced PIPE investment (the “PIPE”); (v) receipt of $45 million of proceeds from the Post-Closing Financing; and (vi) refinancing of certain of Tritium’s existing indebtedness (and related fees and expenses) with the proceeds from the $90 million debt facility with HealthSpring Life & Health Insurance Company, Inc., Cigna Health and Life Insurance Company and Barings Target Yield Infrastructure Debt Holdco 1 S.À R.L. (the “New Debt Facility”); in each case, subject to the satisfaction, amendment or waiver of conditions applicable to the respective commitments. NewCo is expected to have outstanding approximately $35 million of deferred payments triggered by the Business Combination, which includes payment of certain share-based compensation and related taxes under Tritium’s incentive plans and repayment of a shareholder loan; $48 million of deferred fees and expenses related to the Business Combination, and approximately $90 million of long-term indebtedness, consisting of the New Debt Facility, outstanding as of the Closing.

Post-Closing Financing

After Closing, NewCo expects to pursue additional financing in order to fund its capital needs (the “Post-Closing Financing”). NewCo also expects to receive backstop commitments from certain existing shareholders of Tritium and certain affiliates of the Company’s sponsor (the “Sponsor”) to purchase, at the option of NewCo, an aggregate of up to $45.0 million of NewCo Ordinary Shares at a purchase price of $6.00 per share within a specified period of time after Closing (the “Backstop Commitment”). NewCo intends to explore various options for the Post-Closing Financing. There is no guarantee that the Post-Closing Financing will involve the Backstop Commitment.

Ownership of NewCo

Assuming the redemption of an estimated 35 million shares of the Company’s Class A common stock and the shares issued pursuant to the PIPE and the Backstop Commitment, there are expected to be approximately 144.3 million NewCo Ordinary Shares outstanding following the consummation of the Business Combination. If the Post-Closing Financing involves the full Backstop Commitment, former Tritium shareholders are expected to own approximately 86.0% of the outstanding NewCo Ordinary Shares, former public stockholders of the Company are expected to own approximately 3.6% of the outstanding NewCo Ordinary Shares, the Sponsor and its affiliates are expected to own approximately 9.3% of the outstanding NewCo Ordinary Shares, and the PIPE investor is expected to own approximately 1.0% of the outstanding NewCo Ordinary Shares.

The anticipated cash balance and ownership percentages presented herein are based on the assumptions set forth above and are subject to change based on, among other things, revocation of redemption elections; the source and amount of the Post-Closing Financing; the satisfaction or waiver of the closing conditions set forth in the New Debt Facility and the PIPE, or any amendments thereto; and any closing fees or expenses being deferred or settled in NewCo Ordinary Shares.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits.

Exhibit Number	Description

99.1	Press release dated January 12, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Legend Information

Forward-Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the proposed Business Combination and including statements regarding the Closing, NewCo’s anticipated cash balance after the Closing, estimated redemptions, the consummation of the PIPE and the Post-Closing Financing. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets,” “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NewCo’s, Tritium’s or the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the Business Combination, the PIPE or the Post-Closing Financing in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the receipt of certain governmental and regulatory approvals), which may adversely affect the price of the Company’s securities; the inability of the Business Combination to be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination, the PIPE or the Post-Closing Financing; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed Business Combination; costs related to the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed Business Combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the Business Combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or the Company, including in relation to the Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and NewCo and the Company assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor the Company gives any assurance that either NewCo or the Company will achieve its expectations.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination, NewCo, which will be the going-forward public company, has filed a registration statement on Form F-4 with the SEC, which includes a proxy statement of the Company (the “Registration Statement”). The Registration Statement is now effective, and a definitive proxy statement has been mailed to the Company’s stockholders of record as of the close of business on December 6, 2021. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND THE EFFECTIVE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, THE COMPANY, NEWCO AND THE BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants is set forth in the Registration Statement for the proposed Business Combination. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement for the proposed Business Combination.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DECARBONIZATION PLUS ACQUISITION CORPORATION II

Date: January 12, 2022	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Chief Financial Officer, Chief Accounting Officer and Secretary

Exhibit 99.1

Decarbonization Plus Acquisition Corporation II Announces Waiver of Minimum Cash Condition and Post-Closing Financing

Menlo Park, CA (January 12, 2022) – Decarbonization Plus Acquisition Corporation II (NASDAQ: DCRN, DCRNW, DCRNU) (“DCRN”), a publicly-traded special purpose acquisition company, and Tritium Holdings Pty Ltd, an Australian proprietary company limited by shares (“Tritium”) today announced that Tritium, Tritium DCFC Limited, an Australian public company limited by shares (“NewCo”), and Hulk Merger Sub, Inc. have waived the minimum cash condition required to be satisfied at the closing of the business combination (the “Business Combination”).

Such minimum cash condition would have required the amount of funds contained in DCRN’s trust account (the “Trust Account”) (net of the aggregate amount of cash proceeds required to satisfy any exercise by DCRN’s stockholders of their redemption rights and net of DCRN’s fees and expenses incurred in connection with the Business Combination) plus the amount of cash proceeds to NewCo resulting from any private placements of ordinary shares in the capital of NewCo (the “NewCo Ordinary Shares”) consummated in connection with the closing of the Business Combination (the “Closing”), to be at least $200,000,000.

After Closing, NewCo expects to pursue additional financing in order to fund its capital needs (the “Post-Closing Financing”). NewCo also expects to receive backstop commitments from certain existing shareholders of Tritium and certain affiliates of DCRN’s sponsor (the “Sponsor”) to purchase, at the option of NewCo, an aggregate of up to $45 million of NewCo Ordinary Shares at a purchase price of $6.00 per share within a specified period of time after Closing (the “Backstop Commitment”). NewCo intends to explore various options for the Post-Closing Financing. There is no guarantee that the Post-Closing Financing will involve the Backstop Commitment.

The Closing is expected to occur on January 13, 2022. After the Closing and if the Post-Closing Financing is consummated, NewCo is expected to have a cash balance of approximately $120 million, after taking into account (i) approximately $8 million cash held by Tritium as at December 31, 2021; (ii) receipt of the funds remaining in the Trust Account after making payments due to DCRN’s shareholders that exercise their redemption rights; (iii) payment of approximately $8 million of the parties’ fees and expenses related to the Business Combination due at Closing; (iv) receipt of $15 million of proceeds from the previously announced PIPE investment (the “PIPE”); (v) receipt of $45 million of proceeds from the Post-Closing Financing; and (vi) refinancing of certain of Tritium’s existing indebtedness (and related fees and expenses) with the proceeds from the $90 million debt facility with HealthSpring Life & Health Insurance Company, Inc, Cigna Health and Life Insurance Company and Barings Target Yield Infrastructure Debt Holdco 1 S.À R.L. (the “New Debt Facility”); in each case, subject to the satisfaction, amendment or waiver of conditions applicable to the respective commitments. NewCo is expected to have outstanding approximately $35 million of deferred payments triggered by the Business Combination, which includes payment of certain share-based compensation and related taxes under Tritium’s incentive plans and repayment of a shareholder loan; $48 million of deferred fees and expenses related to the Business Combination, and approximately $90 million of long-term indebtedness, consisting of the New Debt Facility, outstanding as of the Closing.

Assuming the redemption of an estimated 35 million shares of DCRN’s Class A common stock and the shares issued pursuant to the PIPE and the Backstop Commitment, there are expected to be approximately 144.3 million NewCo Ordinary Shares outstanding following the consummation of the Business Combination. If the Post-Closing Financing involves the full Backstop Commitment, former Tritium shareholders are expected to own approximately 86.0% of the outstanding NewCo Ordinary Shares, former public stockholders of DCRN are expected to own approximately 3.6% of the outstanding NewCo Ordinary Shares, the Sponsor and its affiliates are expected to own approximately 9.3% of the outstanding NewCo Ordinary Shares, and the PIPE investor is expected to own approximately 1.0% of the outstanding NewCo Ordinary Shares.

The anticipated cash balance and ownership percentages presented herein are based on the assumptions set forth above and are subject to change based on, among other things, revocation of redemption elections; the source and amount of the Post-Closing Financing; the satisfaction or waiver of the closing conditions set forth in the New Debt Facility and the PIPE, or any amendments thereto; and any closing fees or expenses being deferred or settled in NewCo Ordinary Shares.

About Decarbonization Plus Acquisition Corporation II

Decarbonization Plus Acquisition Corporation II is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with a target whose principal effort is developing and advancing a platform that decarbonizes the most carbon-intensive sectors. These include the energy and agriculture, industrials, transportation and commercial and residential sectors. DCRN is sponsored by an affiliate of Riverstone Holdings LLC and represents a further expansion of Riverstone’s 15-year franchise in low-carbon investments, having established industry leading, scaled companies with more than $6 billion of equity invested in renewables.

About Tritium

Founded in 2001, Tritium designs and manufactures proprietary hardware and software to create advanced and reliable DC fast chargers for electric vehicles. Tritium’s compact and robust chargers are designed to look great on Main Street and thrive in harsh conditions, through technology engineered to be easy to install, own, and use. Tritium is focused on continuous innovation in support of our customers around the world.

For more information, visit tritiumcharging.com.

Forward Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the proposed Business Combination and including statements regarding the Closing, NewCo’s anticipated cash balance after the Closing, estimated redemptions, the consummation of the PIPE and the Post-Closing Financing. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets,” “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NewCo’s, Tritium’s or DCRN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the Business Combination, the PIPE or the Post-Closing Financing in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the Business Combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination, the PIPE or the Post-Closing Financing; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed Business Combination; costs related to the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed Business Combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the Business Combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, NewCo, which will be the going-forward public company, filed a registration statement on Form F-4, (as amended, the “Registration Statement”), which includes a proxy statement of DCRN. The Registration Statement is now effective, and a definitive proxy statement (the “Proxy Statement”) has been mailed to DCRN stockholders of record as of the close of business on December 6, 2021. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND THE EFFECTIVE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in the Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants is set forth in the Registration Statement for the proposed business combination. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the Registration Statement for the proposed business combination.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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DCRN Media Contact

Daniel Yunger

Kekst CNC

daniel.yunger@kekstcnc.com

Tritium Media Contact

Jack Ulrich

media@tritium.com.au

Tritium Investor Contact

Caldwell Bailey

ICR, Inc.

TritiumIR@icrinc.com